CHINA EDUCATION ALLIANCE, INC.
58 Heng Shan Road, Kun Lun Shopping Mall,
Harbin, People’s Republic of China 150090

July 26, 2010

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jessica Plowgian, Attorney-Advisor

Re:	China Education Alliance, Inc. (the “Company”)
Form 10-K for Fiscal Year ended December 31, 2009
Filed April 15, 2010
File No. I-34386

Dear Ms. Plowgian:

We are responding to comments contained in the Staff letter, dated July 8, 2010, addressed to Mr. Xiqun Yu, the Company’s President and Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K dated April 15, 2010.

Because both myself and the Company’s CEO are on a business trip together in China till the end of July and the Company has only been given 10 business days to respond, the Company respectfully requests an extension of the deadline to file a response to Friday, August 6, 2010. Thank you.

Very truly yours,

/s/ Zibing Pan
Zibing Pan
Chief Financial Officer